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                                                                  EXHIBIT 20.2


FLEXTRONICS INTERNATIONAL ANNOUNCES Q2 FY97 RESULTS

October 17, 1996, 4:19 PM EDT

SAN JOSE, Calif.--(BUSINESS WIRE)--Oct. 17,1996--Flextronics International Ltd. (NASDAQ: FLEXF) today announced its financial results for the second fiscal quarter of FY 1997, which ended Sept. 30, 1996.

The company recorded net sales of $122.5M, an increase of 17%, compared to $104.8M in the second quarter of FY 1996. Net income was $5.5M or $.39 per share, versus $3.9M or $.30 per share in the second quarter of FY 1996, an increase in earnings per share of 30%.

According to Michael Marks, Chairman and CEO, "We are very pleased with our performance for the quarter which resulted in record gross margin of 11.6% on sales and record net income of 4.5% on sales. Both gross margin and net income as a percent of sales have improved steadily as we continue to transition to a broader customer base, which includes more complex communication products."

                                                                       Fiscal Year           Fiscal Year
(in thousands, except per share data)                                    Q2 '97                Q2 '96
Net Sales                                                             $    122,470          $   104,816
Operating Income                                                      $      7,407          $     5,133
Net Income                                                            $      5,514          $     3,938
Earnings per share                                                    $        .39          $       .30
Weighted average ordinary
  shares and equivalents                                                    14,320               13,343

         During the quarter, the company completed the purchase of approximately 32 acres of land in Guadalajara, Mexico. The land is intended to be used for the company's planned development of a new manufacturing campus in Mexico. Additionally the company began construction of a new 240,000 square foot facility on its campus located in Doumen, China.

         On Oct. 4, 1996 the company announced its intent to acquire Fine Line Printed Circuit Design Inc. Fine Line is a premier circuit board layout and prototype operation located in Silicon Valley. The acquisition of Fine Line will strengthen the company's previously announced strategic initiative related to product introduction engineering services.

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         Flextronics International Ltd. offers advanced contract manufacturing services of sophisticated electronics for OEMs in the communications, computer, consumer and medical electronics industries. Flextronics offers a full range of services including microelectronics packaging and PCBA design and fabrication, materials procurement, inventory management, PCB assembly, final system box build and distribution. The company has facilities in North America, Asia and Europe.

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                 FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)
                                   (Unaudited)


                                            Three Months                   Six Months
                                               Ended                         Ended
                                              Sept. 30,                     Sept. 30,
                                         1996           1995           1996           1995

Net sales                              $122,470       $104,816       $240,739       $190,830
Costs and expenses:
   Cost of sales                        108,207         94,558        214,350        173,465
   Selling, general and
      administrative expenses             6,568          4,861         12,179          8,266
   Goodwill & intangibles
      amortization                          288            264            575            519
                                       --------       --------       --------       --------
                                        115,063         99,683        227,104        182,250

Operating income                          7,407          5,133         13,635          8,580
Interest expense and other, net             947            289          1,372            769

Income before income taxes                6,460          4,844         12,263          7,811
Provision for income taxes                  946            906          1,795          1,188

   Net income after income taxes          5,514          3,938         10,468          6,623

Earnings per share:
Net income per share                   $   0.39       $   0.30       $   0.73       $   0.51

   Weighted average ordinary
        shares and equivalents           14,320         13,343         14,305         12,907



                 FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                              Sept. 30,        March 31,
                                1996            1996
ASSETS                              (Unaudited)
                    (In thousands, except per share amounts)


Current assets
Cash                           $ 14,228       $  6,546
Accounts receivable, net         72,216         78,114
Inventories                      49,955         52,637
Other current assets              4,783          4,087
Total current assets            141,182        141,384


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
Property and equipment
   At cost                                                      104,859           98,998
   Accumulated depreciation                                     (36,158)         (37,896)
   Net property and equipment                                    68,701           61,102

Other non-current assets                                         10,008           12,102

TOTAL ASSETS                                                  $ 219,891        $ 214,588

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Bank borrowings                                            $  17,989        $  14,379
   Current portion of capital lease
      and long-term debt                                         20,565           20,934
   Accounts payable                                              52,817           64,625
   Other current liabilities                                     17,445           13,770
   Total current liabilities                                    108,816          113,708

Long term debt, less current portion                             17,685           17,554
Obligations under capital leases and
   deferred income taxes                                         10,380           11,376
Notes payable to shareholders                                       380              686

Minority Interest                                                   485              485

Shareholders' equity Ordinary shares, S$0.01 par value:
      Authorized -- 100,000,000 shares at
      March 31, 1996 and Sept. 30, 1996
      Issued and outstanding -- 13,213,289
      shares at March 31, 1996 and 13,324,759                        86               85
      shares at Sept. 30, 1996

   Additional paid-in capital                                    94,283           93,634
   Accumulated deficit                                          (12,224)         (22,940)
   Total shareholders' equity                                    82,145           70,779

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                          $ 219,891        $ 214,588




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